

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 14, 2009

Via U.S. Mail and Facsimile to (615) 744-3842

Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners
211 Commerce Street, Suite 300
Nashville, Tennessee 37201

      RE: **Pinnacle Financial Partners**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 19, 2009
              File No. 000-31225

Dear Mr. Carpenter,

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Accounting Branch Chief